Exhibit 99.3

1 May 12, 2025 First Quarter 2025 Earnings Presentation

2 Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincicompass . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

First Quarter 2025
Highlights

R$ 66mm
FRE 1Q'25
+22% YoY

R$ 62mm
Adj. DE[1] 1Q'25
+26% YoY

US$ 0.15
Quarterly Dividend

R$ 1.1bn
Capital Subs. 1Q'25

R$ 0.98
Adj. DE per share[2] 1Q'25

Vinci Compass secured **R$1.1 billion in new commitments** during the quarter and **R$3.8 billion** over the last twelve months

Second closing of **PEPCO II,** our private credit fund in Peru, exceeding **R$600 million in new commitments** from Peruvian institutional investors

SPS IV, our first in-house SPS vintage **reached R$1.1 billion in total commitments in its first close,** matching total commitments of its previous vintage, SPS III

3

See notes and definitions at end of document

VINCI COMPASS

4 Financial Highlights

First Quarter 2025 Segment Earnings

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	Δ YoY(%)	1Q'24 LTM	1Q'25 LTM	Δ YoY(%)
Net revenue from management fees	96,455	170,193	195,529	103%	393,945	586,606	49%
Net revenue from advisory fees	10,359	40,328	24,853	140%	45,690	82,628	81%
Other revenues	–	7,925	11,262	N/A	–	19,187	N/A
Total Fee Related Revenues	**106,814**	**218,446**	**231,644**	**117%**	**439,635**	**688,421**	**57%**
Segment personnel expenses	(7,337)	(14,895)	(20,125)	174%	(29,859)	(50,815)	70%
Other G&A expenses	(5,495)	(14,728)	(15,431)	181%	(20,788)	(42,804)	106%
Placement fee amortization and rebates	(501)	(14,393)	(21,015)	4,095%	(2,174)	(36,401)	1,574%
Corporate center expenses	(21,087)	(64,006)	(77,652)	268%	(89,106)	(192,225)	116%
Bonus compensation related to management and advisory	(18,748)	(31,397)	(31,744)	69%	(84,686)	(105,749)	25%
Total Fee Related Expenses	**(53,168)**	**(139,418)**	**(165,967)**	**212%**	**(226,611)**	**(427,993)**	**89%**
FEE RELATED EARNINGS (FRE)	**53,646**	**79,028**	**65,677**	**22%**	**213,024**	**260,428**	**22%**
FRE Margin (%)	*50.2%*	*36.2%*	*28.4%*		*48.5%*	*37.8%*	
FRE per share[1] (R$/share)	*1.01*	*1.23*	*1.04*	*3%*	*3.96*	*4.45*	*12%*
Net revenue from performance fees	2,273	27,412	3,077	35%	21,564	37,992	76%
Performance based compensation	(1,009)	(10,930)	(1,350)	34%	(10,916)	(15,690)	44%
PERFORMANCE RELATED EARNINGS (PRE)	**1,264**	**16,482**	**1,727**	**37%**	**10,648**	**22,303**	**109%**
PRE Margin (%)	*55.6%*	*60.1%*	*56.1%*		*49.4%*	*58.7%*	
(-) Unrealized performance fees	–	9,454	–	N/A	1,042	12,937	1,142%
(+) Unrealized performance compensation	–	74	–	N/A	(369)	(1,159)	214%
(+) Realized GP investment income	4,406	4,111	4,285	(3)%	17,735	25,314	43%
SEGMENT DISTRIBUTABLE EARNINGS	**59,316**	**109,150**	**71,689**	**21%**	**242,080**	**319,824**	**32%**
Segment DE Margin (%)	*52.3%*	*42.1%*	*30.0%*		*50.4%*	*41.8%*	
(+) Depreciation and amortization	1,891	2,636	3,361	78%	7,423	10,142	37%
(+) Realized financial income	12,362	10,308	14,423	17%	76,618	51,330	(33)%
(-) Leasing expenses	(2,216)	(2,072)	(3,758)	70%	(9,394)	(9,837)	5%
(-) Other items[2]	(9,236)	(30,198)	(14,004)	52%	(24,155)	(68,577)	184%
(-) Non-operational expenses[3]	(1,333)	(39,827)	(255)	(81)%	(3,257)	(55,484)	1,604%
(-) Income taxes (excluding related to unrealized fees and income)	(12,487)	(14,610)	(9,378)	(25)%	(56,819)	(49,759)	(12)%
DISTRIBUTABLE EARNINGS (DE)	**48,297**	**35,386**	**62,078**	**29%**	**232,496**	**197,638**	**(15)%**
DE Margin (%)	*38.4%*	*13.1%*	*24.5%*		*41.8%*	*24.2%*	
DE per share (R$/share)[4]	*0.91*	*0.55*	*0.98*	*8%*	*4.32*	*3.42*	*(21)%*
(+) Non-operational expenses (including Income Tax effect)	1,308	38,560	228	(83)%	2,939	54,119	1,741%
ADJUSTED DISTRIBUTABLE EARNINGS[5]	**49,605**	**73,946**	**62,306**	**26%**	**235,435**	**251,757**	**7%**
Adjusted DE Margin (%)	*39.4%*	*27.4%*	*24.6%*		*42.3%*	*30.9%*	
Adjusted DE per share[6] (R$/share)	*0.93*	*1.15*	*0.98*	*6%*	*4.38*	*4.31*	*(1)%*

5

See notes and definitions at end of document

VINCI COMPASS

6 26 255 232 8 29 29 14 17 16 10 14 15 11 12 12 69 327 305 1Q'24 4Q'24 1Q'25 Global IP&S Credit Private Equity Equities Real Assets Total Assets Under Management and Advisory AUM 1Q’25 vs 4Q’24 vs. 1Q’24 ( R$bn ) • Total assets under management and advisory (AUM¹) of R$304.6 billion, up 342% year - over - year, mostly driven by the combination with Compass, as well as acquisitions of Lacan and MAV. • Total capital subscriptions in the 1Q’25 totaled R$1.1 billion, coming primarily from the Credit segment with PEPCO II and SPS IV. • AuM decreased 7% QoQ, primarily due to a R$18.9 billion negative impact from FX variation, coming mostly from U.S. Dollar Global IP&S Funds, combined with capital returns from TPD Alternative and outflows from TPD Liquid. 72% 25% 3% Capital Subscriptions 1Q’25 LTM Credit Private Equity Real Assets R$3.8 billion +342% (7)% See notes and definitions at end of document

Additional Capital Detail

- Total performance fee eligible AUM (PEAUM) of R$46.4 billion in the 1Q'25.
- Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch-Up[1], Preferred Return[2] and Hurdle[3].

- Gross accrued performance fees of R$275.0 million in the 1Q'25.
- The VCP strategy[4] in Private Equity accounted for R$219.8 million in accrued performance fees, or 80% of total accrued performance fees.

Performance Eligible AUM



R$46 bn
27%
22%
20%
13%
18%

Gross Accrued Performance Fees



Private Equity
Global IP&S
Credit
Real Assets
Equities
R$275 mm
80%
12%
8%

Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$11.0 million as of the end of the first quarter of 2025 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$219.8 million, Credit funds of R$33.6 million and Real Assets funds of R$10.7 million, as of the end of the first quarter of 2025, have not been booked as unrealized performance fees in the company's balance sheet.

VINCI COMPASS

Fee Related Revenues

Fee related revenues totaled R$231.6 million in the quarter, up 117% year-over-year, pushed by growth in both management fees and advisory fees.

Management fees totaled R$195.5 million in the quarter, up 103% year-over-year, following the combination with Compass, with organic fundraising in the Private Equity and Real Assets segments.

Advisory fees of R$24.9 million in the quarter, coming mostly from upfront fees charged for third-party distribution alternative commitments in Global IP&S.

Other revenues totaled R$11.3 million in the 1Q'25, comprised of brokerage and fund services fees.



Fee Related Revenues 1Q'25 vs. 1Q'24
(R$mm)
+117%
107
10
96
232
11
25
196
1Q'24
1Q'25
Management fees
Advisory fees
Other revenues



Fee Related Revenues 1Q'25 LTM vs. 1Q'24 LTM
(R$mm)
+57%
440
46
394
688
19
83
587
1Q'24 LTM
1Q'25 LTM
Management fees
Advisory fees
Other revenues

8

VINCI COMPASS

Realized GP Investment and Financial Income

Realized GP Investment[1] and Financial Income[2] of R$18.7 million in the 1Q'25, up 12% year-over-year.

Total GP Investment[1] and Financial Income[2] accounted for R$76.6 million over the 1Q'25 LTM, down 19% when compared to the 1Q'24 LTM. This decrease follows a reduced liquid portion of the portfolio, with the increase in capital calls across closed-end funds and payments related to acquisitions.



Realized GP Investment and
Financial income 1Q'25 vs. 1Q'24
(R$mm)
+12%
17
4
12
19
4
14
1Q'24
1Q'25
Realized Financial Income
Realized GP Investment Income



Realized GP Investment and
Financial income 1Q'25 LTM vs. 1Q'24 LTM
(R$mm)
(19)%
94
18
77
77
25
51
1Q'24 LTM
1Q'25 LTM
Realized Financial Income
Realized GP Investment Income

9

See notes and definitions at end of document

VINCI COMPASS

Financial Metrics

1Q'25 overview

Fee Related Earnings
of R$65.7 million and R$1.04/share

- Our first full quarter operating as Vinci Compass, leading to stronger management and advisory fees.

Performance Related Earnings
of R$1.7 million and R$0.03/share

- Realized performance in Global IP&S and Equities segments.

Adjusted Distributable Earnings
of R$62.3 million and R$0.98/share

- Growth in Adjusted DE both on nominal and per share basis, underscoring the accretive nature of our acquisitions and business combination, alongside continued organic growth.

Fee Related Earnings (FRE)
(R$mm)


50%
28%
+22%
54
66
1.01
1.04
1Q'24
1Q'25
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)


56%
56%
+37%
1
2
0.02
0.03
1Q'24
1Q'25
PRE per share
% PRE margin

Adjusted Distributable Earnings (DE)
(R$mm)


39%
25%
+26%
50
62
0.93
0.98
1Q'24
1Q'25
Adj. DE per share
% Adj. DE margin

10

See notes and definitions at end of document

Financial Metrics

1Q'25 LTM overview

Fee Related Earnings
of R$260.4 million and R$4.45/share

- Stronger management and advisory fees over the past twelve months, driven by a combination of organic fundraising and inorganic transactions with Compass, MAV, and Lacan.

Performance Related Earnings
of R$22.3 million and R$0.36/share

- Growth driven by strong realized performance fees in the 4Q'24 across Global IP&S, Credit and Real Assets segments.

Adjusted Distributable Earnings
of R$251.8 million and R$4.31/share

- Adj. DE in the 1Q'25 LTM reflects the combined effect of lower financial income, due to the deployment of cash balances, and FX variations on Vinci's net debt in US dollars.

Fee Related Earnings (FRE)
(R$mm)



48%
38%
+22%
213
260
3.96
4.45
1Q'24 LTM
1Q'25 LTM
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)



49%
59%
+109%
11
22
0.20
0.36
1Q'24 LTM
1Q'25 LTM
PRE per share
% PRE margin

Adjusted Distributable Earnings (DE)
(R$mm)



42%
31%
7%
235
252
4.38
4.31
1Q'24 LTM
1Q'25 LTM
Adj. DE per share
% Adj. DE margin

11

See notes and definitions at end of document

VINCI COMPASS

12 Balance Sheet Highlights & GP Commitments 1Q'25 4Q'24 (IN R$ MILLIONS, UNLESS MENTIONED) 163.8 223.3 Cash and cash equivalents¹ 1,200.4 1,297.0 Net Investments 502.9 626.2 Liquid funds² 697.4 670.8 GP Fund Investments³ (552.7) (643.7) Debt obligations 4 811.4 876.7 Net Cash and Investments 12.81 13.69 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$ 811.4 million in the 1Q’25, including cash and cash equivalents, investments in liquid funds, GP stakes and debt obligations R$ 684.3 mm 27% 21% 16% 13% 12% 5% 3% 3% Fair Value of Investments - GP Commitment 27% 19% 17% 16% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Commited R$1.4 billion

Our GP Commitments are a long-term strong value creator

As of 1Q'25, Vinci Compass had R$1,415.0 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate.

Total capital called of R$725.5 million, representing 51.3% of the total capital committed to proprietary funds as of March 31, 2025.

Fair Value of Investments account for R$697.4 million.



Fair Value of Investments
(R$ mm)
670.8
36.5
0.0
(5.8)
(4.0)
697.4
4Q'24
Capital Called
Principal Returned
Gross Capital Gain Returned
Depreciation
1Q'25
Per share
R$10.47
R$10.80

GP Commitments Overview

Total Capital Committed	**R$1,415.0** million
Total Capital Called	**R$725.5** million
Accum. Capital Returned	**R$143.9** million
Fair Value of Investments	**R$697.4** million

13

See notes and definitions at end of document

VINCI COMPASS

14 Segment Highlights

15 30% 26% 17% 13% 8% 5% Private Equity Real Assets Global IP&S Credit Equities Corporate Advisory 37% 20% 17% 11% 9% 6% Financials by Segment Fee Related Earnings (FRE) 1Q ’25 LTM by Segment Segment Distributable Earnings (DE) 1Q’25 LTM by Segment Fee Related Earnings (FRE) were R$260.4 million in the 1Q’25 LTM, with 37% of FRE coming from Private Equity, Real Assets accounting for 20%, with 17% coming from Global IP&S, followed by Credit with 11%, Equities accounting for 9% and Corporate Advisory for 6%. Segment Distributable Earnings (DE) were R$319.8 million in the 1Q’25 LTM, with 30% coming from Private Equity, followed by Real Assets with 26%, Global IP&S with 17%, Credit with 13%, Equities accounting for 8% and Corporate Advisory for 5%. R$320 mm R$260 mm

Global Investment Products & Solutions (Global IP&S)

FRE of R$21.0 million in the quarter, up 238% YoY, driven mostly by the growth in management fees following the incorporation of the TPD[1] business from Compass.

Advisory fees of R$22.5 million in the 1Q'25, coming from upfront fees charged in the TPD Alternative business.

AUM ended 1Q'25 at R$232 billion. The quarter was impacted by FX variation on U.S. Dollar Global IP&S funds (mainly TPD Liquid and Alternative) and outflows in the TPD strategy, including capital returns from Alternative GPs and withdrawals from TPD Liquid.

(R$ THOUSANDS, UNLESS MENTIONED)	1Q'24	4Q'24	1Q'25	Δ YoY (%)	1Q'25 LTM
Net revenue from management fees	19,972	43,857	65,625	229%	147,598
Net revenue from advisory fees	8	17,988	22,547	281,734%	41,584
Other revenues	–	7,745	11,085	N/A	18,830
Total Fee Related Revenues	**19,980**	**69,590**	**99,257**	**397%**	**208,014**
Segment personnel expenses	(2,188)	(4,036)	(6,299)	188%	(14,908)
Other G&A expenses	(2,627)	(6,330)	(7,043)	168%	(19,283)
Placement fee amortization and rebates	–	(6,633)	(9,438)	N/A	(16,072)
Corporate center expenses	(4,181)	(32,747)	(42,022)	905%	(83,909)
Bonus compensation related to management and advisory	(4,754)	(5,729)	(13,419)	182%	(30,061)
Total Fee Related Expenses	**(13,750)**	**(55,474)**	**(78,221)**	**469%**	**(164,234)**
FEE RELATED EARNINGS (FRE)	**6,230**	**14,116**	**21,035**	**238%**	**43,779**
FRE Margin (%)	*31.2%*	*20.3%*	*21.2%*		*21.0%*
Net revenue from performance fees	9	14,636	1,295	14,284%	16,292
Realized performance fees	*9*	*14,636*	*1,295*	*14,284%*	*16,292*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*–*
Performance based compensation	(4)	(4,619)	(562)	13,959%	(5,397)
PERFORMANCE RELATED EARNINGS (PRE)	**5**	**10,017**	**732**	**14,545%**	**10,897**
PRE Margin (%)	*55.6%*	*68.4%*	*56.6%*		*66.9%*
(-) Unrealized performance fees	–	–	–	N/A	–
(+) Unrealized performance compensation	–	–	–	N/A	–
(+) Realized GP investment income	58	9	296	410%	731
SEGMENT DISTRIBUTABLE EARNINGS	**6,293**	**24,142**	**22,063**	**251%**	**55,408**
Segment DE Margin (%)	*31.4%*	*28.7%*	*21.9%*		*24.6%*
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**25,654**	**254,004**	**230,551**	**799%**	**230,551**
AVERAGE FEE RATE (%)[3]	**0.35%**	**0.20%**	**0.13%**		**0.18%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	**25,654**	**193,984**	**180,855**	**605%**	**180,855**
AVERAGE FEE RATE (%) EX-UPFRONTS	**0.35%**	**0.20%**	**0.17%**		**0.20%**



Global IP&S AUM
Breakdown by Strategy
Commingled Fund 1%
Custody & Execution 3%
Other[2] 1%
Separate Mandate 8%
Global Solutions 8%
R$232 bn AUM
TPD Liquid 46%
TPD Alternative 33%

See notes and definitions at end of document

VINCI COMPASS

16

17 Local Currency 37% Hard Currency 23% Opportunistic Capital Solutions 12% Real Estate & Infrastructure Credit 11% Confirming & Structured Credit 9% Diversified Direct Lending 5% Agribusiness 3% Credit AUM Breakdown by Strategy Credit R$29 bn AUM Fee related earnings (FRE) in the 1Q’25 posted a 67% increase year - over - year, driven by growth in management fees both inorganic - with contribution from Compass and MAV - and organically - from a combination of fundraising, deployment and portfolio appreciation across Opportunistic Capital Solutions (SPS) and High - Grade Credit strategies. Our one - stop - shop credit platform continues to gain momentum, with new commitments across private credit strategies on both local - to - local and cross - border fronts, fully aligned with our robust fundraising pipeline for the year. 1Q'25 LTM ∆ YoY (%) 1Q'25 4Q'24 1Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 123,124 301% 52,818 38,923 13,183 Net revenue from management fees 25 (100)% – 25 280 Net revenue from advisory fees – N/A – – – Other revenues 123,149 292% 52,818 38,947 13,462 Total Fee Related Revenues (14,981) 403% (6,851) (4,970) (1,363) Segment personnel expenses (6,900) 235% (2,561) (2,790) (764) Other G&A expenses (13,682) N/A (8,065) (5,616) – Placement fee amortization and rebates (37,719) 528% (17,123) (13,147) (2,728) Corporate center expenses (19,951) 221% (8,017) (5,285) (2,496) Bonus compensation related to management and advisory (93,232) 480% (42,617) (31,808) (7,352) Total Fee Related Expenses 29,917 67% 10,202 7,139 6,111 FEE RELATED EARNINGS (FRE) 24.3% 19.3% 18.3% 45.4% FRE Margin (%) 8,412 122% 16 4,980 7 Net revenue from performance fees 8,412 122% 16 4,980 7 Realized performance fees – N/A – – – Unrealized performance fees (3,363) (48)% (2) (1,848) (4) Performance based compensation 5,050 236% 13 3,132 4 PERFORMANCE RELATED EARNINGS (PRE) 60.0% 86.6% 62.9% 57.1% PRE Margin (%) – N/A – – – ( - ) Unrealized performance fees – N/A – – – (+) Unrealized performance compensation 7,011 (10)% 1,477 1,548 1,642 (+) Realized GP investment income 41,979 51% 11,692 11,819 7,757 SEGMENT DISTRIBUTABLE EARNINGS 30.3% 21.5% 26.0% 51.3% Segment DE Margin (%) 28,764 279% 28,764 28,540 7,592 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.81% 0.76% 0.80% 0.75% AVERAGE FEE RATE (%) Total AUM of R$29 billion, up 287% year - over - year.

Private Equity

Fee Related Earnings (FRE) totaled R$ 19.4 million in the quarter, representing a 23% year-over-year growth. This result was driven by strong fundraising in VCP IV over the past couple of years, with its final closing successfully completed in the fourth quarter of 2024.

Our VCP team is sourcing opportunities to deploy capital from VCP IV, and exit opportunities across funds II and III, while our VIR team is focused on structuring our next impact investing fund, VIR V.

Total AUM of R$16 billion, up 14% year-over-year.

(R$ THOUSANDS, UNLESS MENTIONED)	1Q'24	4Q'24	1Q'25	Δ YoY (%)	1Q'25 LTM
Net revenue from management fees	26,284	45,711	31,294	19%	151,657
Net revenue from advisory fees	–	–	–	N/A	–
Other revenues	–	–	–	N/A	–
Total Fee Related Revenues	**26,284**	**45,711**	**31,294**	**19%**	**151,657**
Segment personnel expenses	(1,066)	(1,194)	(1,168)	10%	(4,595)
Other G&A expenses	(533)	(873)	(798)	50%	(3,487)
Placement fee amortization and rebates	(309)	(952)	(367)	19%	(1,928)
Corporate center expenses	(5,450)	(6,645)	(6,032)	11%	(26,213)
Bonus compensation related to management and advisory	(3,106)	(6,884)	(3,497)	13%	(18,401)
Total Fee Related Expenses	**(10,464)**	**(16,547)**	**(11,861)**	**13%**	**(54,625)**
FEE RELATED EARNINGS (FRE)	**15,820**	**29,164**	**19,433**	**23%**	**97,034**
FRE Margin (%)	*60.2%*	*63.8%*	*62.1%*		*64.0%*
Net revenue from performance fees	–	–	–	N/A	–
Realized performance fees	–	–	–	*N/A*	–
Unrealized performance fees	–	–	–	*N/A*	–
Performance based compensation	–	–	–	N/A	–
PERFORMANCE RELATED EARNINGS (PRE)	**–**	**–**	**–**	**N.A**	**–**
PRE Margin (%)	*N/A*	*N/A*	*N/A*		*N.A/*
(-) Unrealized performance fees	–	–	–	N/A	–
(+) Unrealized performance compensation	–	–	–	N/A	–
(+) Realized GP investment income	–	–	–	N/A	31
SEGMENT DISTRIBUTABLE EARNINGS	**15,820**	**29,164**	**19,433**	**23%**	**97,065**
Segment DE Margin (%)	*60.2%*	*63.8%*	*62.1%*		*64.0%*
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**11,240**	**13,471**	**13,287**	**18%**	**13,287**
AVERAGE FEE RATE (%)	**0.99%**	**1.47%**	**1.00%**		**1.26%**

Private Equity AUM Breakdown by Flagship



Other
5%
VIR IV
6%
VCP III
19%
R$16 bn
AUM
VCP III
53%
VCP IV
17%

18

VINCI COMPASS

Equities

Fee Related Revenues grew 35% year-over-year; however, due to higher expenses following the combination with Compass, Fee Related Earnings declined in the period.

We recognized performance fees in our Brazilian funds, while other strategies—despite solid performance—have yet to exceed their hurdle rates, which has become more challenging in the current environment.

Total AUM of R$15 billion, up 49% year-over-year.

(R$ THOUSANDS, UNLESS MENTIONED)	1Q'24	4Q'24	1Q'25	Δ YoY (%)	1Q'25 LTM
Net revenue from management fees	13,964	16,150	18,794	35%	63,098
Net revenue from advisory fees	-	948	-	N/A	948
Other revenues	-	-	-	N/A	-
Total Fee Related Revenues	**13,964**	**17,098**	**18,794**	**35%**	**64,047**
Segment personnel expenses	(889)	(1,671)	(2,269)	155%	(5,517)
Other G&A expenses	(344)	(1,892)	(2,121)	517%	(4,976)
Placement fee amortization and rebates	-	(998)	(1,551)	N/A	(2,549)
Corporate center expenses	(2,890)	(5,600)	(5,701)	97%	(17,943)
Bonus compensation related to management and advisory	(2,004)	(3,040)	(2,562)	28%	(9,990)
Total Fee Related Expenses	**(6,126)**	**(13,201)**	**(14,203)**	**132%**	**(40,977)**
FEE RELATED EARNINGS (FRE)	**7,838**	**3,898**	**4,591**	**(41)%**	**23,070**
FRE Margin (%)	*56.1%*	*22.8%*	*24.4%*		*36.0%*
Net revenue from performance fees	2,257	1	1,767	(22)%	5,177
Realized performance fees	*2,257*	*1*	*1,767*	*(22)%*	*5,177*
Unrealized performance fees	-	-	-	*N/A*	-
Performance based compensation	(1,001)	0	(786)	(22)%	(2,328)
PERFORMANCE RELATED EARNINGS (PRE)	**1,255**	**1**	**982**	**(22)%**	**2,848**
PRE Margin (%)	*55.6%*	*174.5%*	*55.6%*		*55.0%*
(-) Unrealized performance fees	-	-	-	N/A	-
(+) Unrealized performance compensation	-	-	-	N/A	-
SEGMENT DISTRIBUTABLE EARNINGS	**9,093**	**3,898**	**5,573**	**(39)%**	**25,917**
Segment DE Margin (%)	*56.1%*	*22.8%*	*27.1%*		*37.4%*
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**9,859**	**13,815**	**14,739**	**49%**	**14,739**
AVERAGE FEE RATE (%)	**0.60%**	**0.61%**	**0.55%**		**0.58%**



Equities AUM
Breakdown by Strategy
Argentina
4%
LatAm
4%
Mexico
7%
Chile
17%
R$15 bn
AUM
Brazil
68%

19

VINCI COMPASS

20 Real Assets Total AUM of R$12 billion, up 9% year - over - year. R$12 bn AUM Fee Related Revenues grew 24% year - over - year, highlighting strong business momentum, though fee - related earnings declined in the period due to higher expenses following the combination with Compass. Looking ahead, our Real Assets segment has a solid fundraising pipeline, including the final closing of VICC in Infrastructure, Lacan IV in Forestry, and opportunistic funds across Real Estate. 1Q'25 LTM ∆ YoY (%) 1Q'25 4Q'24 1Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 101,129 17% 26,997 25,552 23,052 Net revenue from management fees 6,515 575% 1,850 1,976 274 Net revenue from advisory fees 357 N/A 177 180 – Other revenues 107,999 24% 29,024 27,709 23,327 Total Fee Related Revenues (8,446) 134% (2,986) (2,421) (1,278) Segment personnel expenses (7,553) 162% (2,774) (2,732) (1,057) Other G&A expenses (2,170) 730% (1,594) (192) (192) Placement fee amortization and rebates (22,250) 24% (5,931) (5,049) (4,783) Corporate center expenses (16,721) 24% (4,083) (4,460) (3,294) Bonus compensation related to management and advisory (57,141) 64% (17,368) (14,855) (10,605) Total Fee Related Expenses 50,858 (8)% 11,656 12,854 12,721 FEE RELATED EARNINGS (FRE) 47.1% 40.2% 46.4% 54.5% FRE Margin (%) 8,111 N/A – 7,794 – Net revenue from performance fees 21,048 N/A – 17,248 – Realized performance fees (12,936) N/A – (9,453) – Unrealized performance fees (4,602) N/A – (4,463) – Performance based compensation 3,509 N.A – 3,331 – PERFORMANCE RELATED EARNINGS (PRE) 43.3% N/A 42.7% N/A PRE Margin (%) 12,937 N/A – 9,454 – ( - ) Unrealized performance fees (1,159) N/A – 74 – (+) Unrealized performance compensation 17,541 (7)% 2,512 2,554 2,706 (+) Realized GP investment income 83,684 (8)% 14,168 28,268 15,427 SEGMENT DISTRIBUTABLE EARNINGS 57.1% 44.9% 59.5% 59.3% Segment DE Margin (%) 11,839 8% 11,839 11,567 10,931 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.97% 0.98% 1.01% 0.88% AVERAGE FEE RATE (%) Real Estate 54% Infrastructure 32% Forestry 14% Real Assets' AUM Breakdown by Strategy

21 Corporate Advisory Historically, the first quarter tends to be a quieter period for the industry, and this year it was further impacted by macroeconomic uncertainties. However, we expect deal activity to pick up over the upcoming quarters. FRE totaled R$15.8 million in the 1Q’25 LTM and negative R$1.2 million in the 1Q’25. 1Q'25 LTM ∆ YoY (%) 1Q'25 4Q'24 1Q'24 (R$ THOUSANDS, UNLESS MENTIONED) – N/A – – – Net revenue from management fees 33,556 (95)% 457 19,390 9,797 Net revenue from advisory fees – N/A – – – Other revenues 33,556 (95)% 457 19,390 9,797 Total Fee Related Revenues (2,367) (0)% (553) (604) (553) Segment personnel expenses (605) (21)% (134) (111) (170) Other G&A expenses – N/A – – – Placement fee amortization and rebates (4,190) (20)% (844) (818) (1,054) Corporate center expenses (10,624) (95)% (167) (5,999) (3,093) Bonus compensation related to management and advisory (17,786) (65)% (1,697) (7,532) (4,870) Total Fee Related Expenses 15,770 N/A (1,240) 11,858 4,926 FEE RELATED EARNINGS (FRE) 47.0% (271.5)% 61.2% 50.3% FRE Margin (%) 15,770 N/A (1,240) 11,858 4,926 SEGMENT DISTRIBUTABLE EARNINGS 47.0% (271.5)% 61.2% 50.3% Segment DE Margin (%)

22 Supplement Details

AUM[1] Rollforward

For the Three Months Ended March 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**255,403**	**29,213**	**16,760**	**13,883**	**11,702**	**326,961**
(+/-) Capital Subscription / (capital return)	–	889	14	–	(142)	761
(+) Capital Subscription	*–*	*1,042*	*14*	*–*	*3*	*1,060*
(-) Capital Return	*–*	*(153)*	*–*	*–*	*(145)*	*(299)*
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / Outflow	*(7,301)*	*(240)*	*–*	*(25)*	*(1)*	*(7,567)*
(+/-) FX Variation	*(16,928)*	*(1,397)*	*(223)*	*(317)*	*(82)*	*(18,947)*
(+/-) Appreciation / (depreciation)	*750*	*925*	*(70)*	*1,253*	*487*	*3,344*
Ending balance	**231,924**	**29,389**	**16,481**	**14,793**	**11,965**	**304,552**

For the Twelve Months Ended March 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**25,903**	**7,592**	**14,417**	**9,910**	**11,008**	**68,831**
(+/-) Capital Subscription / (capital return)	(8)	2,096	793	–	(494)	2,388
(+) Capital Subscription	*–*	*2,695*	*949*	*–*	*112*	*3,756*
(-) Capital Return	*(8)*	*(599)*	*(157)*	*–*	*(605)*	*(1,369)*
(+) Acquisitions	216,007	19,320	–	4,355	2,006	241,687
(+/-) Net Inflow / Outflow	*(11,520)*	*(691)*	*–*	*271*	*67*	*(11,873)*
(+/-) FX Variation	*(1,067)*	*(116)*	*319*	*(27)*	*119*	*(772)*
(+/-) Appreciation / (depreciation)	*2,608*	*1,187*	*953*	*285*	*(741)*	*4,292*
Ending balance	**231,924**	**29,389**	**16,481**	**14,793**	**11,965**	**304,552**

23

See notes and definitions at end of document

VINCI COMPASS

Fee-Earning AUM[1] Rollforward

For the Three Months Ended March 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**254,004**	**28,540**	**13,471**	**13,815**	**11,567**	**321,397**
(+/-) Capital Subscription / (capital return)	–	888	14	–	(142)	761
(+) Capital Subscription	–	*1,042*	*14*	–	*3*	*1,059*
(-) Capital Return	–	*(153)*	–	–	*(145)*	*(299)*
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / Outflow	*(7,299)*	*(193)*	–	*(8)*	*(1)*	*(7,501)*
(+/-) FX Variation	*(16,887)*	*(1,364)*	*(223)*	*(314)*	*(82)*	*(18,870)*
(+/-) Appreciation / (depreciation)	*732*	*893*	*25*	*1,246*	*497*	*3,394*
Ending balance	**230,551**	**28,764**	**13,287**	**14,739**	**11,839**	**299,180**

For the Twelve Months Ended March 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**25,654**	**7,592**	**11,240**	**9,859**	**10,931**	**65,277**
(+/-) Capital Subscription / (capital return)	(8)	1,931	800	–	(480)	2,243
(+) Capital Subscription	–	*2,527*	*949*	–	*112*	*3,588*
(-) Capital Return	*(8)*	*(596)*	*(149)*	–	*(591)*	*(1,345)*
(+) Acquisitions	215,477	18,859	–	4,316	2,006	240,657
(+/-) Net Inflow / Outflow	*(11,530)*	*(630)*	–	*289*	*67*	*(11,805)*
(+/-) FX Variation	*(1,063)*	*(113)*	*319*	*(27)*	*119*	*(766)*
(+/-) Appreciation / (depreciation)	*2,021*	*1,126*	*928*	*301*	*(803)*	*3,573*
Ending balance	**230,551**	**28,764**	**13,287**	**14,739**	**11,839**	**299,180**

24

See notes and definitions at end of document

VINCI COMPASS

Investment records – Credit and Equities Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	1Q'25	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Total Return	Equities	207.0	4.8%	4.8%	(4.3)%	20.9%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy	Equities	805.0	7.4%	7.4%	(6.3)%	22.4%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	319.6	7.7%	7.7%	(0.1)%	24.7%	IBOV	IBOV
Compass CRECE+	Equities	149.6	7.1%	7.1%	2.8%	6.2%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	536.7	(6.7)%	(6.7)%	98.7%	204.7%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,408.3	20.8%	20.8%	19.1%	19.4%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	713.8	3.5%	3.5%	4.8%	18.0%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	523.4	3.3%	3.3%	4.2%	19.4%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	320.3	3.8%	3.8%	9.6%	26.4%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	4,028.2	2.9%	2.9%	8.5%	9.4%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,682.6	2.5%	2.5%	10.8%	11.9%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	1,612.0	2.5%	2.5%	11.4%	11.6%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	635.0	3.3%	3.3%	12.0%	13.1%	CDI	N/A
Compass Yield 30	Credit	1,735.4	3.6%	3.6%	12.9%	14.2%	CDI	CDI
Compass Deuda Plus	Credit	435.2	2.6%	2.6%	11.5%	8.0%	N/A	N/A
Compass Renta Fija-B	Credit	788.7	1.7%	1.7%	4.5%	4.2%	CEMBI Broad Div	N/A

Benchmark	1Q'25	YTD	12 M	24 M
IPCA[2] + Yield IMA-B[3]	3.8%	3.8%	12.4%	23.7%
IBOV[4]	8.3%	8.3%	1.7%	27.9%
S&P/BMV IPC[5]	6.2%	6.2%	(5.5)%	1.9%
S&P MERVAL[6]	(7.7)%	(7.7)%	92.0%	208.0%
CDI[7]	3.0%	3.0%	11.3%	25.0%
IPCA[2]	2.0%	2.0%	5.5%	9.6%
CEMBI Broad Div[8]	2.7%	2.7%	8.6%	10.1%
CEMBI Broad Div HY[9]	2.5%	2.5%	9.9%	12.5%
PIP Cetes 28D[10]	2.4%	2.4%	11.0%	11.4%

25

See notes and definitions at end of document

VINCI COMPASS

Investment records – Global IP&S and Real Assets Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	1Q'25	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Multiestratégia FIM	Global IP&S	111.0	2.8%	2.8%	9.4%	21.6%	CDI	CDI
Atlas Strategy	Global IP&S	217.9	1.6%	1.6%	9.6%	19.6%	CDI	CDI
Vinci Valorem FIM	Global IP&S	896.8	2.0%	2.0%	8.0%	17.7%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	1,005.9	1.6%	1.6%	7.5%	17.5%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	90.7	1.7%	1.7%	8.3%	16.0%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	2,982.3	9.3%	9.3%	(7.2)%	23.8%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,248.5	14.5%	14.5%	(1.5)%	11.4%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	435.7	9.8%	9.8%	(23.7)%	(18.0)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	143.9	(6.8)%	(6.8)%	(20.4)%	11.8%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	126.6	10.1%	10.1%	(3.7)%	14.3%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	380.0	1.2%	1.2%	2.1%	2.5%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	53.7	(2.4)%	(1.2)%	(1.2)%	-	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	320.4	27.9%	27.9%	(43.9)%	(33.0)%	N/A	N/A

Benchmark	1Q'25	YTD	12 M	24 M
CDI[2]	3.0%	3.0%	11.3%	25.0%
IMA-B[3]	3.1%	3.1%	7.3%	17.6%
IPCA[4]	2.0%	2.0%	5.5%	9.6%
IFIX[5]	6.3%	6.3%	(2.8)%	20.0%

26

See notes and definitions at end of document

VINCI COMPASS

Investment records – Closed End funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	79	5,210	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,830	2,505	4,335	2.1x	1.0x	9.9%	0.4%
VCP III	Private Equity	2018	4,000	2,465	275	5,193	5,468	2.1x	1.7x	27.7%	18.4%
VCP IV	Private Equity	2022	3,089	789	-	1,023	1,023	1.2x	1.2x	NM	NM
VCP Strategy[2]	**Private Equity**		**10,704**	**6,523**	**7,235**	**8,800**	**16,035**	**2.4x**	**2.1x**	**64.6%**	**70.2%**
NE Empreendedor[3]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	98	222	320	2.4x	1.7x	22.4%	13.5%
VIR IV	Private Equity	2020	1,000	495	166	553	718	1.5x	1.3x	22.7%	16.5%
VIR Strategy[4]	**Private Equity**		**1,276**	**642**	**290**	**775**	**1,064**	**1.7x**	**1.3x**	**22.1%**	**25.6%**
SPS I	Credit	2018	128	192	295	51	346	2.3x	1.8x	25.1%	18.2%
SPS II	Credit	2020	671	1,021	1,033	591	1,624	2.2x	2.1x	23.7%	22.8%
SPS III	Credit	2021	1,071	1,168	250	1,391	1,641	2.6x	2.4x	31.1%	24.7%
SPS IV	Credit	2025	1,071	40	–	40	40	NM	NM	NM	NM
SPS Strategy[5]	**Credit**		**2,941**	**2,421**	**1,578**	**2,073**	**3,652**	**2.7x**	**2.4x**	**24.8%**	**20.5%**
MAV I	Credit	2022	165	165	136	99	234	1.4x	1.3x	18.6%	18.2%
MAV II	Credit	2023	205	205	27	207	234	1.1x	1.2x	18.1%	6.1%
MAV III	Credit	2025	212	33	–	33	33	NM	NM	NM	NM
MAV Strategy[6]	**Credit**		**582**	**403**	**163**	**338**	**501**	**1.3x**	**1.2x**	**16.8%**	**10.6%**
Lacan Florestal I	Real Assets	2012	253	253	255	324	579	2.3x	1.2x	11.5%	2.6%
Lacan Florestal II	Real Assets	2016	356	356	125	595	720	2.0x	1.5x	13.0%	6.4%
Lacan Florestal III	Real Assets	2020	498	390	–	531	531	1.4x	1.2x	13.9%	8.0%
Lacan Florestal IV	Real Assets	2023	170	89	–	107	107	1.2x	1.1x	29.7%	20.8%
Lacan Strategy[7]	**Real Assets**		**1,277**	**1,088**	**380**	**1,556**	**1,936**	**1.8x**	**1.3x**	**12.5%**	**4.7%**
FIP Transmissão[8]	Real Assets	2017	211	104	289	90	379	3.7x	2.6x	56.3%	40.8%
VIAS[9]	Real Assets	2021	386	350	—	512	512	1.5x	1.2x	21.0%	11.7%
VICC[10]	Real Assets	2022	1,557	136.7	—	137	137	1.0x	0.9x	NM	NM
VFDL[11]	Real Assets	2021	422	330	16	372	389	1.2x	1.1x	10.5%	4.5%
Vinci Credit Infra[12]	Credit	2022	1,798	1,117	18	1,193	1,211	1.2x	1.2x	NM	NM

27

See notes and definitions at end of document

VINCI COMPASS

Shareholder Dividends & Share Summary

Vinci Compass generated R$0.98 or US$0.17[1] of Adjusted Distributable Earnings per common share for the 1Q'25. The company declared a quarterly dividend of US$0.15[2] per common share to record holders as of May 27, 2025; payable on June 10, 2025.

As of March 31, 2025, the remaining authorization for the share repurchase plan[3] was US$1.6 million.

($ in thousands)	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25
Adjusted Distributable Earnings (R$)	70,369	51,820	63,641	49,605	58,401	57,104	73,946	62,306
Adjusted Distributable Earnings (US$)[1]	14,290	10,647	12,829	9,801	10,331	9,872	12,804	11,027
Adjusted DE per Common Share (US$)[2]	0.26	0.20	0.24	0.18	0.19	0.19	0.20	0.17
Actual Dividend per Common Share[4]	**0.20**	**0.17**	**0.20**	**0.17**	**0.17**	**0.16**	**0.15**	**0.15**

VINP Shares	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25
Shares Repurchased								
# of Shares	558,349	705,518	93,249	533,981	220,135	374,834	607,643	683,148
Average Cost (US$/share)	8.76	10.14	10.50	10.64	10.82	10.38	10.28	10.07
Capital Deployed (US$)	4,889,370	7,150,845	979,137	5,681,558	2,382,251	3,890,849	6,246,577	6,879,698
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A[5]	39,730,720	39,405,827	39,312,578	38,778,597	38,779,209	38,404,375	49,580,116	48,896,968
Common Shares	**54,196,959**	**53,872,066**	**53,778,817**	**53,244,836**	**53,245,448**	**52,870,614**	**64,046,355**	**63,363,207**

28

See notes and definitions at end of document

VINCI COMPASS

29 Reconciliations and Disclosures

Financials - Income Statement

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	Δ YoY (%)	1Q'24 LTM	1Q'25 LTM	Δ YoY (%)
REVENUES							
Net revenue from management fees	96,455	170,193	195,529	103%	393,945	586,606	49%
Net revenue from performance fees	2,273	27,412	3,077	35%	21,564	37,992	76%
Realized performance fees	*2,273*	*36,867*	*3,077*	*35%*	*22,606*	*50,930*	*125%*
Unrealized performance fees	*–*	*(9,454)*	*–*	*N/A*	*(1,042)*	*(12,937)*	*1,142%*
Net revenue from advisory	10,359	40,328	24,853	140%	45,690	82,628	81%
Other revenues	–	7,925	11,262	N/A	–	19,187	N/A
Total net revenues from services rendered	**109,087**	**245,858**	**234,721**	**115%**	**461,199**	**726,413**	**58%**
OPERATING EXPENSES							
Bonus related to management and advisory	(18,748)	(31,397)	(31,744)	69%	(84,686)	(105,749)	25%
Performance based compensation	(1,009)	(10,930)	(1,350)	34%	(10,916)	(15,690)	44%
Realized	*(1,009)*	*(10,855)*	*(1,350)*	*34%*	*(11,285)*	*(16,848)*	*49%*
Unrealized	*–*	*(74)*	*–*	*N/A*	*369*	*1,159*	*214%*
Total compensation and benefits	**(19,757)**	**(42,327)**	**(33,094)**	**68%**	**(95,602)**	**(121,439)**	**27%**
Segment personnel expenses	(7,337)	(14,895)	(20,125)	174%	(29,859)	(50,814)	70%
Other general and administrative expenses	(5,495)	(14,728)	(15,431)	181%	(20,788)	(42,804)	106%
Placement fee amortization and rebates	(501)	(14,393)	(21,015)	4,095%	(2,174)	(36,401)	1,574%
Corporate center expenses	(21,087)	(64,006)	(77,652)	268%	(89,106)	(192,225)	116%
Total expenses	**(54,177)**	**(150,348)**	**(167,317)**	**209%**	**(237,527)**	**(443,682)**	**87%**
Operating profit	**54,910**	**95,510**	**67,404**	**23%**	**223,672**	**282,731**	**26%**
OTHER GP AND FINANCIAL INCOME AND EXPENSES							
GP Investment income	13,509	3,903	4,006	(70)%	59,727	5,550	(91)%
Realized gain from GP investment income	*4,406*	*4,111*	*4,285*	*(3)%*	*17,735*	*25,314*	*43%*
Unrealized gain from GP investment income	*9,103*	*(208)*	*(279)*	*N/A*	*41,992*	*(19,764)*	*N/A*
Financial income	12,362	10,308	14,423	17%	76,618	51,330	(33)%
Realized gain from financial income	*12,362*	*10,308*	*14,423*	*17%*	*76,618*	*51,330*	*(33)%*
Unrealized gain from financial income	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Leasing expenses	(2,216)	(2,072)	(3,758)	70%	(9,394)	(9,837)	5%
Other items[1]	(14,992)	(46,636)	(4,458)	(70)%	(48,468)	(70,847)	46%
Equity gain (loss)	–	(1,500)	(2,201)	N/A	–	(3,701)	N/A
Equity-based compensation	(6,148)	(6,524)	(5,003)	(19)%	(19,008)	(21,334)	12%
Management contract amortization[2]	–	(2,392)	(2,870)	N/A	–	(5,262)	N/A
Non-operational expenses[3]	(1,333)	(39,827)	(255)	(81)%	(3,257)	(55,484)	1,604%
Total Other Items	**1,182**	**(84,740)**	**(116)**	**N/A**	**56,218**	**(109,585)**	**N/A**
Profit before income taxes	**56,092**	**10,770**	**67,288**	**20%**	**279,890**	**173,146**	**(38)%**
(-) Income taxes[4]	(10,384)	(10,221)	(11,360)	9%	(47,429)	(46,953)	(1)%
NET INCOME	**45,708**	**549**	**55,928**	**22%**	**232,461**	**126,193**	**(46)%**
(+) Non-operational expenses (including Income Tax effect)	1,308	38,560	228	(83)%	2,939	54,119	1,741%
(-) Contingent consideration adjustment related to acquisitions[5]	3,799	12,487	(8,141)	N/A	16,949	2,772	(84)%
ADJUSTED NET INCOME	**50,815**	**51,596**	**48,015**	**(6)%**	**252,349**	**183,084**	**(27)%**

See notes and definitions at end of document

30

VINCI COMPASS

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	1Q'24 LTM	1Q'25 LTM
OPERATING PROFIT	**54,910**	**95,510**	**67,404**	**223,672**	**282,731**
(-) Net revenue from realized performance fees	(2,273)	(36,867)	(3,077)	(22,606)	(50,930)
(-) Net revenue from unrealized performance fees	–	9,454	–	1,042	12,937
(+) Compensation allocated in relation to performance fees	1,009	10,930	1,350	10,916	15,690
FEE RELATED EARNINGS (FRE)	**53,646**	**79,028**	**65,677**	**213,024**	**260,428**
OPERATING PROFIT	**54,910**	**95,510**	**67,404**	**223,672**	**282,731**
(-) Net revenue from management fees	(96,455)	(170,193)	(195,529)	(393,945)	(586,606)
(-) Net revenue from advisory	(10,359)	(40,328)	(24,853)	(45,690)	(82,628)
(-) Other revenues	–	(7,925)	(11,262)	–	(19,187)
(+) Bonus related to management and advisory	18,748	31,397	31,744	84,686	105,749
(+) Personnel expenses	7,337	14,895	20,125	29,859	50,814
(+) Other general and administrative expenses	5,495	14,728	15,431	20,788	42,804
(+) Placement fee amortization and rebates	501	14,393	21,015	2,174	36,401
(+) Corporate center expenses	21,087	64,006	77,652	89,106	192,225
PERFORMANCE RELATED EARNINGS (PRE)	**1,264**	**16,482**	**1,727**	**10,648**	**22,303**
OPERATING PROFIT	**54,910**	**95,510**	**67,404**	**223,672**	**282,731**
(-) Net revenue from unrealized performance fees	–	9,454	–	1,042	12,937
(+) Compensation allocated in relation to unrealized performance fees	–	74	–	(369)	(1,159)
(+) Realized gain from GP investment income	4,406	4,111	4,285	17,735	25,314
SEGMENT DISTRIBUTABLE EARNINGS	**59,316**	**109,150**	**71,689**	**242,080**	**319,824**
NET INCOME	**45,708**	**549**	**55,928**	**232,461**	**126,193**
(-) Net revenue from unrealized performance fees	–	9,454	–	1,042	12,937
(+) Income tax from unrealized performance fees	–	24	–	(120)	(377)
(+) Compensation allocated in relation to unrealized performance fees	–	74	–	(369)	(1,159)
(-) Unrealized gain from GP investment income	(9,103)	208	279	(41,992)	19,764
(+) Income tax on unrealized gain from GP investment income	283	127	694	458	14
(-) Unrealized gain from financial income	–	–	–	(0)	0
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)[1]	5,756	16,544	(9,546)	25,679	4,613
(+) Income tax on contingent consideration	(1,957)	(4,057)	1,405	(8,730)	(1,841)
(+) Depreciation and amortization	1,891	5,028	6,231	7,423	15,404
(+) Equity-based compensation	6,148	6,418	5,003	17,642	18,991
(-) Income Taxes on Equity-based compensation	(429)	(483)	(117)	(998)	(602)
(+) Equity gain (loss)	–	1,500	2,201	–	3,701
(+) Non-operational expenses including income tax related to realized expense[2]	1,308	38,560	228	2,939	54,119
ADJUSTED DISTRIBUTABLE EARNINGS	**49,605**	**73,946**	**62,306**	**235,435**	**251,757**
TOTAL NET REVENUE FROM SERVICES RENDERED	**109,087**	**245,858**	**234,721**	**461,199**	**726,413**
(-) Net revenue from realized performance fees	(2,273)	(36,867)	(3,077)	(22,606)	(50,930)
(-) Net revenue from unrealized performance fees	–	9,454	–	1,042	12,937
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**106,814**	**218,446**	**231,644**	**439,635**	**688,421**

31

See notes and definitions at end of document

VINCI COMPASS

32 Balance Sheet 3/31/2025 12/31/2024 Assets Current assets 163,782 223,302 Cash and cash equivalents 126,844 99,156 Cash and bank deposits 36,938 120,492 Financial instruments at fair value through profit or loss - 3,654 Financial instruments at amortized cost 1,488,809 1,531,036 Financial instruments at fair value through profit or loss 162,569 227,951 Trade receivables 1,770 1,758 Sub - leases receivable 11,200 22,137 Taxes recoverable 66,398 55,273 Other assets 1,894,528 2,061,457 Total current assets Non - current assets 127,710 140,824 Financial instruments at fair value through profit or loss 6,334 6,991 Financial instruments at amortized cost 15,603 15,901 Trade receivables 3,910 4,081 Sub - leases receivable 3,969 704 Taxes recoverable 29,889 31,346 Deferred taxes 40,287 49,468 Other receivables 227,702 249,315 53,781 55,081 Investments accounted for using the equity method 60,279 59,132 Property and equipment 135,768 102,117 Right of use - Leases 1,054,859 1,057,949 Intangible assets 1,532,389 1,523,594 Total non - current assets 3,426,917 3,585,051 Total Assets 3/31/2025 12/31/2024 Liabilities and equity Current liabilities 12,290 11,527 Trade payables 11,786 – Financial instruments at fair value through profit or loss 15,514 – Deferred Revenue 35,031 33,303 Leases 36,792 38,667 Accounts payable 62,645 182,071 Labor and social security obligations 27,632 45,220 Loans and Financing 26,264 40,855 Taxes and contributions payable 227,954 351,643 Total current liabilities Non - current liabilities 116,025 86,152 Leases 8,658 8,992 Labor and social security obligations 763,298 816,322 Loans and Financing 5,237 5,086 Deferred taxes 416,135 374,813 Retirement plans liabilities 1,309,353 1,291,365 1,537,307 1,643,008 Total liabilities Equity 18 18 Share capital 2,097,712 2,097,712 Additional paid - in capital (300,082) (259,773) Treasury shares 87,214 30,682 Retained Earnings 5,717 73,769 Other reserves 1,890,579 1,942,408 (969) (365) Non - controlling interests in the equity of subsidiaries 1,889,610 1,942,043 Total equity 3,426,917 3,585,051 Total liabilities and equity

33 Notes to page 3 1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . 2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year to date values are calculated as the sum of the last three quarters . Notes to page 5 1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year to date values are calculated as the sum of the last three quarters . 2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses . 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year to date values are calculated as the sum of the last three quarters . 5) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . 6) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year to date values are calculated as the sum of the last three quarters . Notes to page 6 1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 7 1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . 2) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . 3) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . 4) Accrued performance fees for the VCP offshore are as of 4 Q’ 24 . This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund’s administrator . Notes to page 9 1) GP investment income comes from proprietary investments made by Vinci Compass in its own Private Markets’ funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups . 2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Compass’ Liquid Funds, including funds from Equities, Global IP&S, Real Assets and Credit . Notes to page 12 1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . Notes and Definitions

34 Notes to page 12 (cont’d) 2) Liquid funds’ value are calculated as investment at fair value as of March 31 , 2025 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 1 Q’ 25 Financial Statements filed within the SEC on May 12 , 2025 . 3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of March 31 , 2025 . For more detail, please see slide 35 and the Financial Statements filed within the SEC on May 12 , 2025 . 4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . For more detail, see 1 Q’ 25 Financial Statements filed within the SEC on May 12 , 2025 . 5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 16 1) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . 2) Other includes Pension Plans, Fund Services and Vinci Retirement Services . 3) The average fee rate for the 4 Q' 24 was restated to reflect the new methodology adopted from the 1 Q' 25 onwards . Under this approach, the average fee rate is calculated by dividing the total annualized Gross Fee Related Revenues of the current quarter by the average AUM between the current and previous quarter . 4) Upfront fees are one - time fees charged for TPD Alternative commitments . Fee - Earning Assets Under Management Ex - Upfront regards the FEAUM only from the funds which collect recurring management fees . Notes to page 23 1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 24 1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 25 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) IPCA is a broad consumer price index measured by the IBGE . 3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . 4) Brazil stock market most relevant index . 5) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . 6) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . 7) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . Notes and Definitions (cont’d)

35 Notes to page 25 (cont’d) 8) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . 9) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . 10) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes to page 26 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 27 1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III . 2) Total commitments for VCP III include R $ 1 . 3 billion in co - investments . Track record presented for the VCP strategy as of 4 Q’ 24 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . 4) Track record for VIR strategy is presented as of 4 Q’ 24 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 5) Track record for Vinci SPS strategy is presented as of 1 Q’ 25 . 6) Track record for MAV strategy is presented as of 1 Q’ 25 . 7) Track record for Lacan strategy is presented as of 1 Q’ 25 . 8) Track record for FIP Infra is presented as of 4 Q’ 24 . 9) Track record for VIAS is presented as of 4 Q’ 24 . 10) Total commitments for VICC are presented as of 1 Q’ 25 . 11) Track record for VFDL is presented as of 1 Q’ 25 . 12) Track record for Vinci Credit Infra is presented as of 1 Q’ 25 . Notes to page 28 1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5 . 6505 , as of May 09 , 2025 , when dividends were approved by our Board of Directors . 2) Per Share calculations are based on end of period Participating Common Shares . 3) Considers the FX exchange rate as of June 28 , 2024 for conversion of the second quarter 2024 Remaining Share Repurchase Plan, which was approved in BRL . The most recent plan was approved in USD (US $ 15 million) . 4) Actual dividends per common share are calculated considering the share count as of the applicable record date . 5) As of March 31 , 2025 , Public Float was comprised of 11 , 150 , 770 Class A common shares . Notes and Definitions (cont’d)

36 Notes to page 30 1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to acquisitions and Ares Convertible Preferred Shares . 2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . 5) Contingent consideration adjustment (after - tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future . On March 31 , 2025 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value . The variation was recognized as a loss in the financial result . Notes to page 31 1) Contingent consideration adjustment (after - tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future . On March 31 , 2025 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value . The variation was recognized as a loss in the financial result . 2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . Notes and Definitions (cont’d)

37 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

38 • “AUM” refers to assets under management and advisory . Our AUM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AUM to vary over time, independently of underlying asset or commitment changes . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AUM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

39 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

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